May 29, 2019

Nicola Santoro, Jr.
Chief Financial Officer
New Residential Investment Corp.
1345 Avenue of the Americas
New York, NY 10105

       Re: New Residential Investment Corp.
           Form 10-K for the year ended December 31, 2018
           Filed February 19, 2019
           File No. 001-35777

Dear Mr. Santoro:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
and
                                                          Commodities